UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Digihost Technology Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(917) 242-6549

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	DGHI	Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐           No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Digihost Technology Inc. (the “Registrant”) is a Canadian issuer whose subordinate voting shares are listed on the TSX Venture Exchange and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant filed a Registration Statement on Form 40-F on June 21, 2021 (SEC File No. 001-40527) (the “Registration Statement”).

The Registrant is filing this Amendment No. 1 to the Registration Statement to (i) include additional exhibits, each of which is incorporated by reference in the Registration Statement and (ii) amend the exhibit references under the heading “Principal Documents.” No other amendment to the Registration Statement is being effected hereby.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and on assumptions the Registrant believed were reasonable as of such date. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to:

●	market and other conditions;

●	regulatory changes or actions may alter the nature of an investment in the Registrant’s securities or restrict the use of cryptocurrencies in a manner that adversely affects the Registrant’s operations;

●	continued effects of the COVID-19 pandemic, which may have a material adverse effect on the Registrant’s performance as supply chains are disrupted and prevent the Registrant from operating its assets;

●	a decrease in cryptocurrency pricing, volume of transaction activity or the profitability of cryptocurrency mining, including in connection with a future Bitcoin halving event;

●	further improvements to profitability and efficiency may not be realized;

●	the Registrant’s ability to successfully mine digital currency on the cloud;

●	the Registrant may not be able to liquidate its current digital currency inventory profitably or at all;

●	a decline in digital currency prices may have a significant negative impact on the Registrant’s operations;

●	the volatility of digital currency prices;

●	the Registrant’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks and may otherwise be subject to loss, theft or restriction on access;

●	the Registrant could cease to be a foreign private issuer in the future, which could result in significant additional costs and expenses to the Registrant.

●	banks may not provide banking services or may cut off banking services to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	the Registrant’s existing insurance coverage may not be adequate to cover all of its potential losses, and self-insurance and other insurance costs could materially and adversely affect its business and results of operations; and

●	the availability of electricity at prevailing rates and on a continuous basis.

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2019, dated January 20, 2021 (the “AIF”), on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.49. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the Exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the Exhibits incorporated by reference represents the expectations of the Registrant as of the date of such Exhibit and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.172, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the independent auditors named in the foregoing Exhibits as Exhibits 99.171 and 99.172, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF SUBORDINATE VOTING SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s AIF, attached hereto as Exhibit 99.49.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists information with respect to the Registrant’s known contractual obligations as of December 31, 2020.

	Payments due by period ($ in thousands)
Contractual Obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	2,717	(1)	2,146	571	-	-
Lease Obligations	2,546		112	2,434	-	-
Other Long-Term Liabilities	920		920	-	-	-
Total	$6,183		$3,178	$3,005	-	-

Notes:

1.	The Long-Term Debt Obligations are for loans payable as of December 31, 2020. The loans were paid off in their entirety in Q1 2021.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://www.digihost.ca/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1*	Interim Consolidated Financial Statements as of and for the three months ended November 30, 2019 and 2018 (Unaudited)

99.2*	Management’s Discussion & Analysis for the period ended November 30, 2019, dated as of January 28, 2020

99.3*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated January 28, 2020

99.4*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated January 28, 2020

99.5*	News Release dated February 14, 2020

99.6*	Early Warning Report dated February 19, 2020

99.7*	News Release dated February 19, 2020

99.8*	Material Change Report dated February 19, 2020

99.9*	News Release dated February 21, 2020

99.10*	Material Change Report dated February 21, 2020

99.11*	News Release dated February 27, 2020

99.12*	Material Change Report dated February 27, 2020

99.13*	News Release dated March 20, 2020

99.14*	Material Change Report dated March 20, 2020

99.15*	Notice of Change in Corporate Structure dated April 1, 2020

99.16*	News Release dated April 7, 2020

99.17*	Material Change Report dated April 7, 2020

99.18*	News Release dated April 16, 2020

99.19*	News Release dated April 24, 2020

99.20*	News Release dated May 27, 2020

99.21*	Audited Financial Statements for the year ended December 31, 2019 and for the period from incorporation (October 9, 2018) to December 31, 2018, dated June 11, 2020

99.22*	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020

99.23*	Management’s Discussion and Analysis for the three months ended March 31, 2020, dated July 13, 2020

99.24*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated July 15, 2020

99.25*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated July 15, 2020

99.26*	News Release dated July 15, 2020

99.27*	News Release dated August 19, 2020

99.28*	Condensed Interim Consolidated Financial Statements for the three months and six months ended June 30, 2020

99.29*	Management’s Discussion and Analysis for the three and six months ended June 30, 2020, dated August 28, 2020

99.30*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated August 31, 2020

99.31*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated August 31, 2020

99.32*	Certificate of Change of Name filed on September 1, 2020

99.33*	News Release dated September 8, 2020

99.34*	Material Change Report dated September 8, 2020

99.35*	News Release dated October 20, 2020

99.36*	Material Change Report dated October 20, 2020

99.37*	News Release dated November 24, 2020

99.38*	Material Change Report dated November 24, 2020

99.39*	News Release dated December 7, 2020

99.40*	News Release dated December 17, 2020

99.41*	News Release dated December 30, 2020

99.42*	News Release dated December 31, 2020

99.43*	News Release dated January 5, 2021

99.44*	Material Change Report dated January 6, 2021

99.45*	Material Change Report dated January 6, 2021

99.46*	News Release dated January 8, 2021

99.47*	News Release dated January 14, 2021

99.48*	Notice Declaring Intention to Qualify Short Form Prospectus dated January 14, 2021

99.49*	Annual Information Form for the year ended December 31, 2019, dated January 20, 2021

99.50*	CFO Certification of Annual Filings in connection with Voluntarily Filed Annual Information Form dated January 20, 2021

99.51*	CEO Certification of Annual Filings in connection with Voluntarily Filed Annual Information Form dated January 20, 2021

99.52*	Preliminary Short Form Base Shelf Prospectus dated January 28, 2021

99.53*	Qualification Certificate dated January 28, 2021

99.54*	Receipt dated February 1, 2021

99.55*	News Release dated February 4, 2021

99.56*	Material Change Report dated February 4, 2021

99.57*	News Release dated February 8, 2021

99.58*	Material Change Report dated February 8, 2021

99.59*	News Release dated February 12, 2021

99.60*	News Release dated February 19, 2021

99.61*	Material Change Report dated February 19, 2021

99.62*	Material Change Report dated February 19, 2021

99.63*	News Release dated February 23, 2021

99.64*	Material Change Report dated February 23, 2021

99.65*	Press Release dated February 28, 2021

99.66*	Early Warning Report dated February 28, 2021

99.67*	News Release dated March 4, 2021

99.68*	Material Change Report dated March 4, 2021

99.69*	News Release dated March 5, 2021

99.70*	News Release dated March 8, 2021

99.71*	News Release dated March 11, 2021

99.72*	News Release dated March 11, 2021

99.73*	Material Change Report dated March 11, 2021

99.74*	Material Change Report dated March 12, 2021

99.75*	Material Change Report dated March 12, 2021

99.76*	News Release dated March 17, 2021

99.77*	Material Change Report dated March 17, 2021

99.78*	News Release dated March 24, 2021

99.79*	Material Change Report dated March 24, 2021

99.80*	News Release dated March 26, 2021

99.81*	News Release dated March 29, 2021

99.82*	Material Change Report dated March 29, 2021

99.83*	OSC Notice to Public filed March 31, 2021

99.84*	News Release dated April 6, 2021

99.85*	Material Change Report dated April 6, 2021

99.86*	News Release dated April 6, 2021

99.87*	Material Change Report dated April 7, 2021

99.88*	Condensed Interim Consolidated Financial Statements for the three months and nine months ended September 30, 2020, dated April 8, 2021

99.89*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020, dated April 8, 2021

99.90*	CFO Certification of Refiled Interim dated April 9, 2021

99.91*	CEO Certification of Refiled Interim Filings dated April 9, 2021

99.92*	News Release dated April 9, 2021

99.93*	News Release dated April 13, 2021

99.94*	News Release dated April 14, 2021

99.95*	Notice of Change of Auditor dated April 12, 2021

99.96*	Letter from Successor Auditor dated April 12, 2021

99.97*	Letter from Former Auditor dated April 12, 2021

99.98*	Material Change Report dated April 14, 2021

99.99*	Material Change Report dated April 14, 2021

99.100*	News Release dated April 22, 2021

99.101*	Notice of Meeting of Security Holders for Annual General Meeting dated April 23, 2021

99.102*	News Release dated April 29, 2021

99.103*	Material Change Report dated April 29, 2021

99.104*	ON Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 30, 2021

99.105*	Audited Financial Statements for the years ended December 31, 2020 and 2019, dated April 30, 2021

99.106*	AB Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 30, 2021

99.107*	Management’s Discussion and Analysis for the year ended December 31, 2020, dated April 30, 2021

99.108*	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated April 30, 2021

99.109*	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated April 30, 2021

99.110*	News Release dated May 3, 2021

99.111*	Material Change Report dated May 3, 2021

99.112*	News Release dated May 5, 2021

99.113*	News Release dated May 10, 2021

99.114*	Material Change Report dated May 10, 2021

99.115*	Material Change Report dated May 10, 2021

99.116*	News Release dated May 12, 2021

99.117*	Material Change Report dated May 13, 2021

99.118*	News Release dated May 14, 2021

99.119*	Material Change Report dated May 14, 2021

99.120*	News Release dated May 17, 2021

99.121*	Material Change Report dated May 17, 2021

99.122*	Interim Consolidated Financial Statements as of and for the three months ended March 31, 2021 and 2020 (Unaudited)

99.123*	Management’s Discussion & Analysis for the period ended March 31, 2021, dated as of May 19, 2020

99.124*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated May 19, 2021

99.125*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated May 19, 2021

99.126*	News Release dated May 19, 2021

99.127*	Material Change Report dated May 19, 2021

99.128*	Notice of Meeting of Security Holders for Annual General Meeting dated May 28, 2021

99.129*	News Release dated June 7, 2021

99.130*	News Release dated June 10, 2021

99.131*	Material Change Report dated June 10, 2021

99.132*	News Release dated June 15, 2021

99.133*	News Release dated June 15, 2021

99.134*	Material Change Report dated June 16, 2021

99.135*	News Release dated June 21, 2021

99.136*	Material Change Report dated June 21, 2021

99.137	Notice of the Meeting of Shareholders and Record Date for Annual General Meeting dated June 21, 2021

99.138	News Release dated June 22, 2021

99.139	News Release dated June 24, 2021

99.140	News Release dated July 6, 2021

99.141	Material Change Report dated July 6, 2021

99.142	Notice of the Meeting of Shareholders and Record Date for Annual General and Special Meeting (Amended) dated July 6, 2021

99.143	Notice of Meeting of Shareholders for Annual General and Special Meeting dated July 12, 2021

99.144	Management Information Circular for Annual General and Special Meeting of Shareholders dated July 12, 2021

99.145	Form of Proxy for Annual General and Special Meeting of Shareholders, dated July 12, 2021

99.146	News Release dated July 26, 2021

99.147	Material Change Report dated July 26, 2021

99.148	News Release dated August 3, 2021

99.149	Interim Consolidated Financial Statements as of and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

99.150	Management’s Discussion & Analysis for the period ended June 30, 2021, dated as of August 4, 2021

99.151	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated August 4, 2021

99.152	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated August 4, 2021

99.153	News Release dated August 4, 2021

99.154	News Release dated September 7, 2021

99.155	Material Change Report dated September 8, 2021

99.156	News Release dated October 4, 2021

99.157	Material Change Report dated October 4, 2021

99.158	News Release dated October 5, 2021

99.159	Material Change Report dated October 6, 2021

99.160	News Release dated October 13, 2021

99.161	Interim Consolidated Financial Statements as of and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

99.162	Management’s Discussion & Analysis for the period ended September 30, 2021, dated as of October 20, 2021

99.163	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated October 21, 2021

99.164	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated October 21, 2021

99.165	News Release dated October 21, 2021

99.166	Material Change Report dated October 21, 2021

99.167	News Release dated October 26, 2021

99.168	Material Change Report dated October 26, 2021

99.169	News Release dated October 28, 2021

99.170	Material Change Report dated October 28, 2021

99.171	Consent of Raymond Chabot Grant Thornton LLP dated October 29, 2021

99.172	Consent of Clearhouse LLP dated October 29, 2021

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: October 29, 2021